

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

October 29, 2007

<u>Via Facsimile (212-859-4000) and U.S. Mail</u>
Christopher Ewan, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re: Navtech, Inc.**
> **Amendment No. 1 to Schedule TO/13E-3 filed October 24, 2007**
> **File No. 005-39203**

Dear Mr. Ewan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. We note that you filed the amendment under the EDGAR tag Schedule "TO-I/A;" please also file the document under the EDGAR tag Schedule "13E-3/A." Please also include the amendment number on each filing. In addition, we note that the Schedule TO/13E-3 is not signed by ABRY Mezzanine Partners and ABRY Investment Partners. Please revise to have each filing person sign the document. Refer to the Instruction to signature in Schedule 13E-3.

2. We note your response to comment 1 in our letter dated October 18, 2007; however, we reissue that part of our comment asking whether Mr. Jakobowski should be a filing person. We note that you state that Mr. Jakobowski, who is a director of Navtech and the CFO of Cambridge, was not included as a filing

person because he had no involvement in the negotiations, discussions, plans or arrangements related to the tender offer. Please note that members of senior management of the issuer that is going private are affiliates of that issuer and may be deemed to be engaged in the transaction. For example, members of senior management may be deemed to be filing persons even though the person's involvement in the issuer's negotiations with the purchaser is limited to the terms of future employment and/or equity participation in the surviving company. Refer to Section II.D.3 of our Current Issues Outline (November 2000).

3. We note your response to comment 3 in our letter dated October 18, 2007. Please provide a more detailed analysis as to why the private purchases between March 2006 and February 2007 did not constitute the first steps in the going private transaction. Please refer to Question and Answer No. 4 of the Exchange Act Release No. 34-17719 in your response. We note that in early 2006, CIG began to consider whether Navtech could be operated more effectively as a private company. Further, we note that between March 2006 and February, 2007, CIG purchased 760,000 shares of Navtech, Externalis purchased 145,000 shares, and ABRY purchased 66,667 shares in private transactions. In addition, the private purchases by CIG, Externalis, and ABRY from Mr. Ueltzen and Ms English occurred on the same dates. It appears that these transactions may have been effected to increase the probability of success or reducing the expense of, or otherwise facilitating, the going private result.

Offer to Purchase

4. We note your response to comment 4 in our letter dated October 18, 2007. Please revise to include summary financial information in the disclosure document. Refer to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

5. We note your response to comment 6 in our letter dated October 18, 2007. Please also include the percentage of voting power held by the offerors and their affiliates, on a fully-diluted basis.

Purpose of the Offer, page 9

6. We note your response to comment 7 in our letter dated October 18, 2007. Please revise to quantify the reduction in costs.

Certain Material U.S. Federal Income Tax Consequences of the Offer, page 10

7. We note your response to comment 11 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person and the company's affiliates who are not filing persons. We note that you have stated

elsewhere that the transaction is not tax-driven, however, you are still required to disclose these tax consequences. Refer to Item 1013(d) of Regulation M-A. Please also clarify whether the offerors and their affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Fairness, page 12

Position of the Purchaser, page 14

8. We note your response to comment 12 in our letter dated October 18, 2007; however, we reissue our comment. Please note that an absence of an intention to liquidate is not determinative of whether the disclosure should address liquidation value. Refer to Question and Answer No. 21 of the Exchange Act Release No. 34-17719. Please revise to disclose the basis for why liquidation value, net book value and going concern value were not considered. In addition, although you state that you do not believe that historical market price is a good indicator of the actual value of the shares because the shares are thinly traded, we note that the stock price has been as high as $4 during the time that the going private transaction was being considered. Please specifically address the difference in stock value and state the bases for the belief as to the fairness in light of the difference in value. Refer to Question and Answer No. 21 of Release 34-17719.

9. We note your response to comment 13 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to provide in this section the affirmative statements that the going private transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required and to state whether the going private transaction has been approved by a majority of the directors of the Navtech who are not employees. Refer to Item 1014(c) and (d) of Regulation M-A.

Reports, Opinions, Appraisals and Negotiations, page 14

10. We note your response to comment 15 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe material differences between the draft and final valuation report in your disclosure. Please also file the draft valuation report as an exhibit, since it is a report that is materially related to the Rule 13e-3 transaction. See Charles F. Ephraim No-Action Letter dated September 30, 1987. Alternatively, please explain to us why it is not materially related but rather, incorrect.

<u>Comparisons with Selected Software and Information Company Transactions, page 16</u>

11. We note your response to comment 17 in our letter dated October 18, 2007; however, we reissue our comment because it appears that both the draft and final valuation reports describe the comparable companies and transactions; for example, refer to pages 20-23 of the draft. Please revise to include a summary of the analyses and results, rather than referring to the exhibit. In addition, please revise to disclose the comparable transactions, the criteria used for selection and elimination of companies or transactions and the reasons for the criteria used.

<u>Background of the Offer, page 29</u>

12. We note your response to comment 20 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe the reasons for undertaking the tender offer at this time, as opposed to some other time. We note that you began to consider taking Navtech private in early 2006.

13. We note your response to comment 21 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe the reasons for rejecting each alternative that was considered. Refer to Item 1013(b) of Regulation M-A.

    As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

    Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Peggy Kim
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions